UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Houston H. Harte

P.O. Box 17424

San Antonio, Texas 78217

(210) 251-2441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416196103

1.	Names of Reporting Person: Houston H. Harte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,608,180
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,608,180
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,608,160
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 62,068,179 shares of Common Stock issued and outstanding as of October 15, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2017.

1.	Names of Reporting Person: Sarah Harte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,608,180
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,608,180
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,608,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 62,068,179 shares of Common Stock issued and outstanding as of October 15, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2017.

1.	Names of Reporting Person: Carolyn Harte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,608,180
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,608,180
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,608,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 62,068,179 shares of Common Stock issued and outstanding as of October 15, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2017.

CUSIP No. 416196103

The Schedule 13D filed by Houston H. Harte on March 5, 2003, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Harte-Hanks, Inc. (the “Issuer”), as amended by Amendment No. 1 filed on May 3, 2006 and Amendment No. 2 filed July 25, 2008 (the “Schedule 13D”), is hereby amended and supplemented as set forth below in this Amendment No. 3 to the Schedule 13D.

Item 2. Identity and Background

The disclosure in Item 2 is hereby amended by amending and restating parts (a), (b), and (c) thereof as follows:

(a)

This Schedule 13D Amendment No. 3 is hereby jointly filed by Houston H. Harte (“Mr. Harte”), Sarah Harte (“Ms. Harte”), and Carolyn Harte (“Mrs. Harte”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)

Mr. Harte: P.O. Box 17424, San Antonio, Texas 78217-0424.

Ms. Harte: P.O. Box 17424, San Antonio, Texas 78217-0424.

Mrs. Harte: P.O. Box 17424, San Antonio, Texas 78217-0424.

(c)

Mr. Harte is retired.

Ms. Harte is retired.

Mrs. Harte is retired.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a son of one of the founders of the Issuer, Mr. Harte initially acquired shares of Common Stock prior to the initial public offering of the Issuer. Mr. Harte subsequently contributed all of his directly owned shares of Common Stock to the Harte Management Trust (the “Trust”) upon its formation. The Reporting Persons may now be deemed to own such shares by virtue of their positions as co-trustees of the Trust, in which capacity the Reporting Persons share voting and dispositive power over the 6,608,180 shares held by the Trust.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons strongly believe the Issuer needs to take actions to enhance and preserve shareholder value. The Reporting Persons and their representatives may have conversations with third parties, including fellow shareholders of the Issuer. These discussions may involve options for enhancing stockholder value through changes in corporate governance; specifically, declassifying the Issuer’s current staggered board of directors (the “Board”) at the next annual meeting with all of the current directors resigning and running for a one-year term; restructuring the committees of the Board; permitting shareholders owning 10% or more of the Issuer’s stock to call special meetings of shareholders; and other measures that would facilitate greater shareholder input on corporate matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

As co-trustee of the Trust, Mr. Harte may be deemed to beneficially own 6,608,180 shares of Common Stock owned of record by the Trust. This amount represents approximately 10.6% of the shares of Common Stock currently outstanding. He may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,608,180 shares of Common Stock.

As co-trustee of the Trust, Ms. Harte may be deemed to beneficially own 6,608,180 shares of Common Stock owned of record by the Trust. This amount represents approximately 10.6% of the shares of Common Stock currently outstanding. She may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,608,180 shares of Common Stock.

As co-trustee of the Trust, Mrs. Harte may be deemed to beneficially own 6,608,180 shares of Common Stock owned of record by the Trust. This amount represents approximately 10.6% of the shares of Common Stock currently outstanding. She may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,608,180 shares of Common Stock.

(c) There have been no transactions in the Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into the Joint Filing Agreement, dated as of December 27, 2017, a copy of which is attached as Exhibit 1 to this Schedule 13D Amendment No. 3.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of December 27, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 27, 2017

/s/ Houston H. Harte
Houston H. Harte

/s/ Sarah Harte
Sarah Harte

/s/ Carolyn Harte
Carolyn Harte

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).